SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	SCHEDULE 13G
	Under the Securities Exchange Act of 1934
	(Amendment No. 2)



	REPTRON ELECTRONICS, INC.
	(Name of Issuer)


	Common Stock
	(Title of Class of Securities)


	76026W109
	(CUSIP Number)


	September 1, 1998
	(Date of Event Which Requires Filing of this Statement)


	Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[ ] Rule 13d-1(b)
	[X] Rule 13d-1(c)
	[ ] Rule 13d-1(d)

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 76026W109


	1)	Name of Reporting Person:  Milan Mandaric.

	2)	Check the Appropriate Box if a Member of a Group:
		Not applicable.

	3)	SEC Use Only: ___________________________________.

	4)	Citizenship or Place of Organization:  USA.


Number of Shares Beneficially Owned by Each Reporting Person With


5)  Sole Voting Power:  1,006,100

6)  Shared Voting Power:  None

7)  Sole Dispositive Power:  1,006,100

8)  Shared Dispositive Power:  None


	9)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,006,100 shares.

	10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
Not applicable.

	11)	Percent of Class Represented by Amount in Row 9:  16.51%.

	12)	Type of Reporting Person:  IN.

	Item 1(a).  Name of Issuer:  Reptron Electronics, Inc.

	Item 1(b). Address of Issuer's Principal Executive Offices: 14401 McCormick Drive, Tampa, FL 33626.

	Item 2(a).  Name of Person Filing:  Milan Mandaric.

	Item 2(b).  Address of Principal Business Office or, if 	none,
Residence:  One Oakwood Boulevard, Suite 200, 	Hollywood, FL 	33020.

	Item 2(c).  Citizenship:  USA.

	Item 2(d).  Title of Class of Securities:  Common Stock.

	Item 2(e).  CUSIP Number:  76026W109.

	Item 3.  This statement is filed pursuant to section 	240.13d-1(c).

	Item 4.  Ownership

		(a)	Amount beneficially owned: 1,006,100 shares.

		(b)	Percent of class: 16.51%.

		(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote: 1,006,100.

			(ii)	Shared power to vote or to direct the vote:  None.

			(iii)	Sole power to dispose or to direct the disposition of:
1,006,100.

			(iv)	Shared power to dispose or to direct the disposition of:
None.

	Item 5. Ownership of Five Percent or Less of a Class: Not applicable.

	Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

	Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not applicable.

	Item 8. Identification and Classification of Members of the Group: Not applicable.

	Item 9.  Notice of Dissolution of Group:  Not applicable.

	Item 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


	SIGNATURE

	After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 9, 1998


							MILAN MANDARIC
							Milan Mandaric